UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant’s name into English)

Rua da Quitanda, 196 – 24th floor,

Centro, CEP 20091-005,

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

EXPLANATORY NOTE

This Report on Form 6-K/A shall supersede the Form 6-K filed on June 10, 2022 (File No. 001-34129).

INCORPORATION BY REFERENCE

This report and exhibits shall be deemed to be incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on May 27, 2022 (File No. 333-265268), as amended by the Amendment No. 1 to Form F-3 filed with the U.S. Securities and Exchange Commission on June 7, 2022 (File No. 333-265268), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished to the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.— ELETROBRAS

June 9, 2022	By:	/s/ Rodrigo Limp Nascimento
		Name:	Rodrigo Limp Nascimento

		Title:	Chief Executive Officer

	By:	/s/ Elvira Baracuhy Cavalcanti Presta
		Name:	Elvira Baracuhy Cavalcanti Presta

		Title:	Chief Financial Officer and Chief Investor Relations Officer

EXHIBIT INDEX

Exhibit Number	Document Description
1.1	Form of Underwriting Agreement for Common Shares.

5.2	Opinion of Pinheiro Guimaraes Advogados, Brazilian legal counsel of the Registrant as to matters of Brazilian law relating to the common shares.

23.2	Consent of Pinheiro Guimaraes Advogados (included in Exhibit 5.2).